UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.2)*

Rick’s Cabaret International, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

765641303
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

339,403

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

339,403

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

339,403

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

30,473

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

30,473

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,473

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

369,876

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

369,876

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

369,876

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

369,876

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

369,876

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

369,876

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment is filed with respect to the shares of the common stock, having $.01 par value per share (the "Common Stock"), of Rick’s Cabaret International, Inc. ("Issuer"), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2011 and amends and supplements the Schedule 13G filed on July 27, 2010, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Burlingame Equity Investors Master Fund, LP, a Cayman Islands exempted limited partnership ("Master Fund");

-	Burlingame Equity Investors II, LP ("Onshore Fund II");

-	Burlingame Asset Management, LLC ("BAM"); and

-	Mr. Blair E. Sanford ("Mr. Sanford").

BAM is the general partner of each of the Master Fund and Onshore Fund II.  Mr. Sanford is the managing member of BAM.  BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Master Fund and Onshore Fund II.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        The business address of each of the Onshore Fund II, BAM and Mr. Sanford is One Market Street, Suite 3750, Spear Street Tower, San Francisco, California 94105.

The business address of the Master Fund is c/o Appleby Corporate Services (Cayman) Limited, Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

Mr. Sanford is a citizen of the United States.

BAM is a limited liability company formed under the laws of the State of Delaware.

The Onshore Fund II is a limited partnership formed under the laws of the State of Delaware.

The Master Fund is an exempted limited partnership formed under the laws of the Cayman Islands.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) The Master Fund individually beneficially owns 339,403 shares of Common Stock, consisting of: (A) warrants exercisable for 134,646 shares of Common Stock, and (B) bonds convertible into 204,757 shares of Common Stock.

(ii) The Onshore Fund II individually beneficially owns 30,473 shares of Common Stock, consisting of: (A) warrants exercisable for 11,974 shares of Common Stock, and (B) bonds convertible into 18,499 shares of Common Stock.

(iii) BAM, as the general partner of the Master Fund and the Onshore Fund II may be deemed to beneficially own the 369,876 shares of Common Stock beneficially owned by them.

(iv) Mr. Sanford may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by BAM.

(v) Collectively, the Reporting Persons beneficially own 369,876 shares of Common Stock.

(b)	Percent of Class:

(i) The Master Fund’s individual beneficial ownership of 339,403 shares of Common Stock represents 3.4% of all of the outstanding shares of Common Stock.

(ii) The Onshore Fund II’s individual beneficial ownership of 30,473 shares of Common Stock represents 0.3% of all of the outstanding shares of Common Stock.

(iii) BAM’s and Mr. Sanford’s beneficial ownership of 369,876 shares of Common Stock represents 3.7% of all of the outstanding shares of Common Stock.

(iv) Collectively, the Reporting Persons’ beneficial ownership of 369,876 shares of Common Stock represents 3.7% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Master Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 339,403 shares of Common Stock individually beneficially owned by the Master Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 30,473 shares of Common Stock individually beneficially owned by the Onshore Fund II.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Master Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 339,403 shares of Common Stock individually beneficially owned by the Master Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 30,473 shares of Common Stock individually beneficially owned by the Onshore Fund II.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     On January 1, 2011, each of Burlingame Equity Investors, LP and Burlingame Equity Investors (Offshore) Ltd. contributed all or substantially all of its assets into the Master Fund.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                                                            SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 6, 2012

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By:  Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Director

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford

                                                                EXHIBIT B

Burlingame Equity Investors Master Fund, LP

Burlingame Equity Investors II, LP

Burlingame Asset Management, LLC

Blair E. Sanford

EXHIBIT C
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Rick’s Cabaret International, Inc. dated as of February 6, 2012 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 6, 2012

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By:  Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Director

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford